2303 W 41st Ave Vancouver, BC V6M 2A3 ELN: TSX.V ELNOF: OTCBB FRANKFURT: E7Q

EL NIÑO VENTURES INC TO START 5,000 METER DRILL PROGRAM ON THEIR  DEMOCRATIC REPUBLIC OF CONGO (DRC) PROPERTIES

August 20, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that it has entered into an agreement with DrillAfrica Company Limited, to complete a minimum of 5,000 meters of drilling over its properties  in the Democratic Republic of Congo (DRC). This program is scheduled to start in mid September.

Jean Luc Roy, President of El Niño states, “We are very pleased to announce to our shareholders that we have secured a drill rig to start our initial drill program in the DRC. This program will consist of a minimum of 5,000 meters of Reverse Circulation (RC) drilling to test the anomalies identified in our remote sensing survey that was carried out previously.

Our geological team will be on the ground by the end of August to prepare the drill sites and set up the camp necessary to carry out this program. I will personally be in the DRC from the 10th of September onwards to ensure that all is in place to successfully carry out this program. Our whole team has worked hard to get all the equipment necessary to the DRC so that everything is in place for this program. The rainy season in the DRC starts around mid-November so we will be in a position to complete a minimum of 5,000 meters before the rains arrive.

When we acquired these properties our goal was to fast-track our exploration efforts and we have delivered on this objective. “

About El Niño

El Niño Ventures is a junior exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. El Niño has recently acquired over 350 square kilometers in a world renowned copper belt in the Democratic Republic of Congo and is currently in the midst of a 25,000 meter drill program in the Bathurst Mining Camp.

On Behalf of the Board of Directors Jean Luc Roy, President and COO	Further information: Tel: + 1.604.685.1870 Toll Free: 1.800.667.1870 Fax: +1.604.685.8045 Email: info@elninoventures.com Or visit www.elninoventures.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release         CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.